UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42438

COINCHECK GROUP N.V.

(Translation of registrant’s name into English)

Apollolaan 151

1077 AR Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Coincheck Group N.V. (“Coincheck Group”) is providing the below update for Coincheck, Inc. (“Coincheck”). This information will also be posted at https://coincheck.com. Coincheck Group (“CNCK” and “CNCKW”), is a public limited liability company and the holding company for Coincheck. Coincheck operates one of the largest multi-cryptocurrency marketplaces and exchanges in Japan and is regulated by the Japan Financial Services Agency. Coincheck provides Marketplace and Exchange platforms on which diverse cryptocurrencies, including Bitcoin and Ethereum, are held and exchanged as well as other retail-focused crypto services.

Coincheck Group uses its website (https://www.coincheckgroup.com/). to distribute company information and makes available free of charge a variety of information for investors, including its filings with the Securities and Exchange Commission (“SEC”), as soon as reasonably practicable after electronically filing that material with, or furnishing it, to the SEC. The information that Coincheck Group posts on its website may be deemed material. Accordingly, investors should monitor Coincheck Group’s website, in addition to following its press releases, filings with the SEC, and public conference calls and webcasts. In addition, investors may opt in to automatically receive email alerts and other information about Coincheck Group when enrolling their email address by visiting the “Email Alerts” section of the Coincheck Group website. Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website or related social media channels into this Report on Form 6-K.

Monthly Disclosure

Coincheck, Inc. is reporting the following preliminary monthly disclosure information for the fiscal year ending March 31, 2025. The preliminary numbers in the tables below are based on currently available information. These preliminary estimates have not been audited by any independent registered public accountants, are subject to update and should not be extrapolated for future periods.

	Apr. 2024	May 2024	Jun. 2024	Jul. 2024	Aug. 2024	Sep. 2024
Exchange Trading Value (Million yen)	463,858	314,753	271,697	371,801	411,847	278,984
Marketplace Trading Value (Million yen)	28,222	23,112	21,658	22,724	18,992	13,412
Customer Assets (Million yen)	658,149	736,850	747,889	750,364	635,917	669,357
Number of Verified Accounts	2,014,832	2,040,838	2,060,379	2,077,756	2,090,251	2,100,374

	Oct. 2024	Nov. 2024	Dec. 2024	Jan. 2025	Feb. 2025
Exchange Trading Value (Million yen)	324,265	728,270	621,559	595,094	410,135
Marketplace Trading Value (Million yen)	18,916	50,404	48,116	46,700	25,629
Customer Assets (Million yen)	735,675	1,106,754	1,142,223	1,285,614	873,795
Number of Verified Accounts	2,110,974	2,152,448	2,197,619	2,258,295	2,278,320

Notes

●	Customer Assets and Number of Verified Accounts correspond to figures as of the end of each month.
●	Customer Assets are preliminary figures prepared in accordance with Japanese generally accepted accounting principles (JGAAP) and differ from the financial figures of Coincheck Group N.V., prepared in accordance with International Financial Reporting Standards (IFRS), and may be revised in the future.
●	Historically, Coincheck, Inc.’s total revenue has been derived primarily from transactions on Coincheck’s Marketplace platform business. For additional details, please see Coincheck Group N.V.’s filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: March 4, 2025	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson
		Title:	Chief Executive Officer